June 19, 2013

John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917; 811-21720

Dear Mr. Grzeskiewicz:

On June 6, 2013, Northern Lights Fund Trust (the “Registrant”), on behalf of the Leader Short-Term Bond Fund and Leader Total Return Fund (the “Funds”), each a series of the Registrant, filed a preliminary proxy statement.  On June 14, 2013, you provided comments by phone to Craig Foster.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," you suggested that Registrant include each Fund's current policy with respect to making loans.

Response. Each Fund's current policy with respect to making loans has been included as suggested.

2.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," in the third paragraph, the Registrant states that, “The Board of Trustees is recommending that shareholders approve an amendment to that policy to permit each Fund to make loans under additional circumstances."  Please clarify what additional circumstances are referenced here.

Response.  Additional disclosure has been added to clarify that "additional circumstances" refers to circumstances under which the borrower executes a note.

3.

Comment.  Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," please describe what purposes a note will serve.

Response.  Additional disclosure has been added to indicate that a note will document the loan and help the Funds meet applicable custody requirements.

4.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," please indicate whether the notes obtained under the amended policy will be collateralized.

Response.  Additional disclosure has been added to clarify that the notes will be secured.

5.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," if either Fund currently has the intention of making loans evidenced by notes, as would be permitted under the amended policy, please disclose that fact.

Response.  Additional disclosure has been added to indicate that the Funds' investment adviser has identified certain loan opportunities under the additional strategy.

6.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," please indicate how the amended  policy fits into the overall strategy of each Fund.

Response.  Additional disclosure has been added to indicate that the amended policy is consistent with each Fund's investment objective, which is, in part, to produce income.

7.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," please indicate whether the adviser will implement any restrictions on the notes with respect to credit quality or loan duration.

Response.  Additional disclosure has been added to indicate the loans will be extended under the amended policy without restriction as to minimum borrower credit quality or note maturity.

8.

Comment. Under the section entitled "Proposal I," under the sub-heading "To Approve the Proposed Amendments to Each Fund's Fundamental Investment Restrictions on Lending," if the loans made under the amended policy will be subject to the limits on illiquid securities under the Investment Company Act of 1940, as amended (the "1940 Act"), please disclose that fact.

Response.  Additional disclosure has been added to indicate that the loans will generally be illiquid and subject to the limitations imposed under the 1940 Act on investments in illiquid assets.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Craig Foster at (614) 469-3280.

Sincerely,

/s/ Craig A. Foster

Craig A. Foster